Mail Stop 3561


									August 9, 2005




Mr. Brian K. Shore
Corporate Secretary
The Williams Companies
One Williams Center, Suite 4700
Tulsa, Oklahoma 74172


		RE:	Transcontinental Gas Pipe Line Corporation
			Form 8-K filed August 8, 2005
			File No.  1-7584

Dear Mr. Shore:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
We may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend your report to include the specific nature of the error in the third party actuarial computation. Your current disclosure is silent in this regard.
2. Please amend your report to disclose the nature of the prior period adjustments for which you intend to restate your financial statements and the amounts for the specific periods involved.
3. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q for the period ended March 31, 2005 in light of the errors you have disclosed. Additionally, tell us what effect the errors had on your evaluation of disclosure controls and procedures as of your fiscal year end 2004.

      As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318.

									Sincerely,



									Anthony Watson

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Mr. Brian K. Shore
Transcontinental Gas Pipe Line Corporation
August 9, 2005
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